UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated September 10, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: September 10, 2007	By: /s/ Christine West Christine West, Chief Financial Officer

News Release TSX-V: PDO 07-22 September 10, 2007

PROGRESS ON PORTAL RESOURCES’ LA PAMPA URANIUM PROJECT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce encouraging results obtained during a reconnaissance and property mapping and sampling program on its La Pampa Uranium project in the San Jorge Basin of Chubut Province, Argentina.

Project staff has been increased to two field crews of 2 geologists, with support personnel, to speed up the evaluation of the company’s properties and identify new target areas.  As Chubut Province is experiencing one of the harshest winters on record, the severe weather conditions have slowed exploration on the company’s claims in the vicinity of Comisión Nacional de Energia Atómica’s (CNEA – the National Atomic Energy Commission of Argentina) Cerro Solo uranium deposit, one of three discoveries located within 25 kilometers of each other and hosted by sandstones and conglomerates of the lower Cretaceous in age Los Adobes Formation.  A 1997 prefeasibility study of the Cerro Solo deposit by Nuclear Assurance Corporation for CNEA concluded that an open pit and underground mining operation would be economically viable, based on mineable reserves averaging 0.3% U3O8 (10.3M lbs recoverable U3O8) and 0.2% molybdenum (3.3 million lbs recoverable molybdenum).

Due to the extremely cold weather, the focus of the exploration program has been shifted to lower elevations in eastern Chubut Province, where the crews have identified areas underlain by the Puesto Manuel Arce Formation of Upper Cretaceous age, and the Salamanca Formation of Paleocene age, both of which are favourable for hosting uranium mineralization. The Puesto Manuel Arce Formation is a particularly important target as it hosts the Sierra Cuadrada deposit, one of four sandstone hosted deposits discovered by CNEA during their exploration of numerous radiometric anomalies in the San Jorge Basin during the 1960’s and 1970’s.

Initial prospecting results from Portal’s El Tropezón claim, located in eastern Chubut Province, has outlined an area approximately 1.0 by 0.4 kilometers in size with grab values ranging from 36ppm U to the upper detection limit of >2000ppm U ( 0.2% U ) within sandstones and conglomerates of the Puesto Manuel Arce and Salamanca Formations. Portal is conducting more detail surveys over the area of interest.

In another area of eastern Chubut, four fluvial sediment samples collected from the Puesto Manuel Arce Formation containing carbonaceous trash, an important criteria for concentrating uranium during the mineralizing process, assayed 190, 160, 30, <1 ppm uranium.  Additional mapping and sampling is being conducted to define the extent of this newly identified mineralized area.

Reconnaissance mapping and sampling are also being conducted in three other target areas underlain by favourable sandstone and conglomerate units of the Puesto Mauel Arce Formation and caliche-type uranium mineralization associated with Tertiary age sediments.

Portal Resources Ltd. was founded in 2004 and is a natural resource company, based in Vancouver and focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the U.S.A. The company currently controls over 1,200 square miles of mineral rights in three primary project areas. A description of the Company’s assets including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

Samples collected in the field are delivered to Acme Laboratory in Mendoza, Argentina S.A., a subsidiary of the international laboratory Acme Analytical Laboratories Limited where the samples are prepared and transported to Acme’s laboratory in Vancouver, Canada for analysis. Samples are analyzed for uranium and trace elements by ICP/MS. Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.